Exhibit 21.1

Name	Jurisdiction of Incorporation/Organization
Demandware Securities Corp.	Massachusetts
Demandware Hong Kong Limited Demandware e-Commerce (Shanghai) Ltd*	Hong Kong China

Demandware UK Limited	United Kingdom
Demandware GmbH	Germany
Demandware S.A.R.L	France

*	Demandware e-Commerce (Shanghai) Ltd is a wholly-owned subsidiary of Demandware Hong Kong Limited